# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grupo Aeromexico, S.A.B. de C.V., CIK 0001561861
CUSIP: 000000000
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Avenida Paseo de la Reforma 243, 25th, Floor Col. Renacimiento, Cuauhtemoc, Mexico City, Mexico (O5), 06500
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001332784

## Reporting persons
- Silver Point Capital, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 131,727,540; sole dispositive power 0; shared dispositive power 131,727,540; aggregate amount beneficially owned 131,727,540 (9% of the class)
  Comment: (1) Represents common shares underlying the Issuer's American Depositary Shares ("ADSs"). There is no CUSIP assigned to the Issuer's common shares. CUSIP number 40054J 109 has been assigned to the ADSs each representing 10 common shares, which are listed on the New York Stock Exchange under the symbol "AERO."
- Edward A. Mule: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 131,727,540; sole dispositive power 0; shared dispositive power 131,727,540; aggregate amount beneficially owned 131,727,540 (9% of the class)
- Robert J. O'Shea: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 131,727,540; sole dispositive power 0; shared dispositive power 131,727,540; aggregate amount beneficially owned 131,727,540 (9% of the class)

## Item 1. Issuer
Name of issuer: Grupo Aeromexico, S.A.B. de C.V.
Address of issuer's principal executive offices: Avenida Paseo de la Reforma 243, 25th Floor, Col. Renacimiento, Cuauhtemoc 06500, Mexico City, United Mexican States

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mule and Mr. Robert J. O'Shea (collectively, the "Reporting Persons") with respect to the beneficial ownership of the issuer's common shares represented by American depositary shares, with each American depositary share representing ten common shares. The American depositary shares are held by Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P and Silver Point Distressed Opportunity Institutional Partners, L.P. (collectively, the "Funds"). These funds are managed by Silver Point or its wholly owned subsidiaries, and as a result, Silver Point may be deemed to be the beneficial owner of the common shares represented by the American depositary shares. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the common shares represented by the American depositary shares. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and as a result may be deemed to be the beneficial owner of the common shares represented by the American depositary shares.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2026, a copy of which is filed with this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1, Greenwich, CT 06830.
Citizenship: Silver Point is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 13,172,754 American depositary shares evidenced by American depositary receipts representing 131,727,540 common shares.
Percent of class: The percentages provided herein are based on 1,459,034,090 common shares of the Issuer outstanding as of completion of the offerings described in the Prospectus filed by the Issuer with the Securities and Exchange Commission on November 7, 2025 pursuant to Rule 424(b)(1). As a result, the Reporting Persons may be deemed to beneficially own 9.0%
Sole power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 13,172,754 American depositary shares evidenced by American depositary receipts representing 131,727,540 common shares.
Shared power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 13,172,754 American depositary shares evidenced by American depositary receipts representing 131,727,540 common shares.
Sole power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 13,172,754 American depositary shares evidenced by American depositary receipts representing 131,727,540 common shares.
Shared power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 13,172,754 American depositary shares evidenced by American depositary receipts representing 131,727,540 common shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See response to Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Index

Exhibit A Joint Filing Agreement dated February 17, 2026.
Exhibit B Power of Attorney of Edward A. Mule (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).
Exhibit C Power of Attorney of Robert J. O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

## Signatures
- Silver Point Capital, L.P.: /s/ Steven Weiser, Steven Weiser, Authorized Signatory (02/17/2026)
- Edward A. Mule: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (02/17/2026)
- Robert J. O'Shea: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (02/17/2026)